April 26, 2012

via edgar
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ExamWorks Group, Inc. Registration Statement on Form S-4 File No. 333-180549 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ExamWorks Group, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that such Registration Statement will become effective on Monday, April 30, 2012 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

In connection with this request for acceleration, the Company hereby acknowledges that:

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should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Reinaldo Pascual by telephone at (404) 815-2227.

Very truly yours,
EXAMWORKS GROUP, INC.
By: /s/ J. Miguel Fernandez de Castro
Name: J. Miguel Fernandez de Castro
Title: Chief Financial Officer, Senior Executive Vice President and Treasurer